UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

QIAGEN N.V.

(Name of Subject Company)

QIAGEN N.V.

(Name of Persons Filing Statement)

Ordinary shares, par value EUR 0.01 per share

(Title of Class of Securities)

N72482123

(CUSIP Number of Class of Securities)

Roland Sackers

Chief Financial Officer

QIAGEN N.V.

Hulsterweg 82

5912 PL Venlo

The Netherlands

Tel: 011-31-77-355-6600

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Jonathan L. Kravetz, Esq.

Matthew J. Gardella, Esq.

John P. Condon, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment No. 4”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Securities and Exchange Commission (the “SEC”) on May 18, 2020 (the “Initial Schedule 14D-9,” as amended by Amendment No. 1 to Schedule 14D-9, filed with the SEC on June 15, 2020, Amendment No. 2 to Schedule 14D-9, filed with the SEC on July 16, 2020 and Amendment No. 3 to Schedule 14D-9, filed with the SEC on July 22, 2020, together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) by QIAGEN N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands registered with the trade register in The Netherlands under file number 12036979 (“QIAGEN”) relating to the tender offer by Quebec B.V. (“Bidder”), a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned subsidiary of Thermo Fisher Scientific Inc., a Delaware corporation (“Thermo Fisher”), for all issued ordinary shares, par value €0.01 per share (the “QIAGEN Shares”), of QIAGEN (the “Offer”).

All information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is hereby expressly incorporated by reference into this Amendment No. 4, except that such information is hereby amended and supplemented to the extent specifically provided for herein. Capitalized terms used but not defined in this Amendment No. 4 have the meanings ascribed to them in the Schedule 14D-9.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

“On August 4, 2020, QIAGEN issued a press release announcing results for the second quarter and first half of 2020. A copy of the press release is attached hereto as Exhibit (a)(5)(U) and is incorporated herein by reference.”

Item 9. Exhibits

The exhibit list in Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit (a)(5)(U) as set forth below:

Exhibit No.	Description

(a)(5)(U)	Press Release issued by QIAGEN N.V., dated August 4, 2020.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

QIAGEN N.V.

By:	/s/ Roland Sackers
Name: Roland Sackers Title: Chief Financial Officer

Date: August 4, 2020

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